Exhibit 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Canplats Resources Corporation 1510 – 999 West Hastings Street Vancouver, BC V6C 2W2

2.	Date of Material Change

November 16, 2009.

3.	News Release

Canplats Resources Corporation (“Canplats” or the “Company”) issued a news release on November 16, 2009 through Marketwire and filed the news release with regulatory authorities in Canada.

4.	Summary of Material Change

Canplats and Goldcorp Inc. (“Goldcorp”) entered into a business combination agreement dated November 16, 2009 (the “Business Combination Agreement”) pursuant to which, among other things, Goldcorp will acquire, by way of a plan of arrangement under the Business Corporation Act (British Columbia) (the “Arrangement”), all of the outstanding common shares (the “Shares”) of Canplats. Canplats’ principal asset is the Camino Rojo project in Mexico located 50 kilometres southeast of Goldcorp’s Peñasquito mine. Under the Arrangement, each common share of Canplats will be exchanged for 0.074 common shares of Goldcorp and a fraction of a share in a new exploration company (“Newco”) which will hold most of the precious and base metal exploration properties of Canplats in Mexico other than the Camino Rojo project and C$10 million in cash.

5.	Full Description of Material Change

Canplats and Goldcorp entered into the Business Combination Agreement pursuant to which, among other things, Goldcorp will acquire, pursuant to the Arrangement, all of the outstanding Shares of Canplats. Upon completion of the Arrangement, Goldcorp will assume ownership of Canplats and its principal asset, the Camino Rojo project, located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine.

Under the Arrangement, each Share will be exchanged for 0.074 of a common share of Goldcorp implying a price of approximately C$3.42 per Share based on the closing price of the Goldcorp shares on November 13, 2009. Canplats’ shareholders will also receive a 90.1% interest in Newco with a notional value of C$0.18 per Share, representing a combined value of approximately C$3.60 per Share, for a total consideration of C$238 million, to Canplats’ shareholders. This represents a premium of approximately 41% over the closing price of the Shares on Friday, November 13, 2009.

Under the Agreement, each outstanding option and warrant to acquire common shares of Canplats will be acquired by Canplats in consideration for Canplats common shares equal to the in-the-money value of such options and warrants on the effective date of the Arrangement (based on the weighted average closing price of Canplats’ common shares over the five trading days immediately preceding the day prior to such date), which will then be exchanged for common shares of Goldcorp and Newco shares based on the same exchange ratio, as the Shares. The number of Goldcorp shares to be issued will be approximately 4.3 million based on the number of issued and outstanding Shares as November 16, 2009, but will be subject to adjustment depending on the aggregate in-the-money value of the Canplats options and warrants at the time that the Arrangement is completed.

A Special Committee comprised of independent directors of Canplats has considered the Agreement. The Special Committee received the oral opinion of its financial advisor, Salman Partners Inc., that the consideration offered under the Arrangement is fair, from a financial point of view, to the shareholders of Canplats other than Goldcorp. Following the receipt of such opinion, the Special Committee determined that the Arrangement is fair to Canplats’ shareholders, optionholders and warrantholders and in the best interest of the Company. The Special committee has recommended that the board of directors of Canplats approve the Arrangement.

The boards of directors of Canplats and Goldcorp have unanimously approved the Arrangement. The board of directors of Canplats, after consultation with its financial and legal advisors and based, in part on the recommendation of the Special Committee, has determined unanimously that the transaction is fair to Canplats’ shareholders, optionholders and warrantholders and is in the best interests of Canplats and resolved to recommend that Canplats securityholders vote in favour of the Arrangement. Genuity Capital Markets has provided an oral opinion to Canplats’ board of directors that the consideration offered under the Arrangement is fair, from a financial point of view, to Canplats’ shareholders other than Goldcorp.

Following completion of the Arrangement, Newco will hold cash in the amount of C$10 million and Canplats’ existing interests in the Rodeo and El Rincon properties, located in Durango, Mexico, and the Mecatona, Maijoma and El Alamo properties, located in Chihuahua, Mexico, through a newly-incorporated, wholly-owned Mexican subsidiary. All of the shares of Newco (other than a 9.9% equity interest to be retained by Goldcorp) will be distributed to Canplats’ shareholders pursuant to the Arrangement.

The Business Combination Agreement provides for, among other things, a non-solicitation covenant on the part of Canplats, subject to customary “fiduciary out” provisions that entitle Canplats to consider and accept a superior proposal, a right in favour of Goldcorp to match any superior proposal and the payment to Goldcorp of a termination payment of C$7.2 million in certain circumstances (including Canplats’ acceptance of a superior proposal that Goldcorp has elected not to match). Closing of the transaction is subject to customary conditions, including approval by at least 66T% of the votes cast by Canplats’ shareholders, optionholders and warrantholders, voting as a single class, and the receipt of court and necessary regulatory approvals.

Directors and officers of Canplats holdings shares, options and warrants representing approximately 6.6% of the Outstanding Shares, option and warrants of Canplats have entered into lock-up agreements with Goldcorp under which they have agreed to vote such securities in favour of the Arrangement.

Full details of the transaction will be included in an information circular to be filed with applicable securities regulatory authorities and mailed to Canplats securityholder in accordance with applicable securities laws. The transaction is expected to close in January 2010.

A copy of the Business Combination Agreement is available under the Company’s profile on the SEDAR website at www.sedar.com.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by any securities commission regarding the change:

R.E. Gordon Davis
Chairman and CEO

Canplats Resources Corporation
1510 – 999 West Hastings Street
Vancouver, BC V6C 2W2

Telephone: 604.683.8218

9.	Date of Report

November 23, 2009.